VIA EDGAR

December 21, 2012

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Unitil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 11, 2012

File No. 001-08858

Dear Mr. Mew:

Set forth below are the responses of Unitil Corporation (the “Registrant”, “Unitil” or the “Company”) to the letter dated December 11, 2012 (the “Comment Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), which was filed with the Commission on February 1, 2012.

For your convenience, the Staff’s comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies, page 54

1.	We note your response to comment 3 in our letter dated November 6, 2012. ASC 980- 410-25-2 states that “a regulated entity also shall recognize a regulatory asset or liability for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to that Subtopic and rate-making purposes.” As your response indicates you have recorded the recognition of removal costs through Depreciation and Amortization expense and offset that expense against Accumulated Depreciation, please revise to reclassify the portion of Accumulated Depreciation that relates to the cost of removal of regulated assets, net of incurred removal costs, to a regulatory asset or liability.

Corporate Office

6 Liberty Lane West

Hampton, NH 03842

Phone: 603-772-0775

Email: corp@unitil.com

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

December 21, 2012

Response #1:

The Registrant does not have asset retirement obligations (“AROs”) as defined in FASB ASC 410-20 or FASB ASC 980-410. There is a distinction between cost of removal costs for normal utility plant assets and cost of removal costs for AROs. Cost of removal for the Company’s regulated assets is recovered in rates as part of depreciation. The amount of cost of removal that the Company is allowed to recover in its rates relates to removal cost estimates, net of salvage, used for mass asset accounting for the various functional components of its local distribution system. This amount is different from, and would be separate from, an amount to be recovered in rates to amortize the cost of AROs as defined in the Subtopic, if the Company had any, which it does not.

In accordance with Federal Energy Regulatory Commission (“FERC”) Docket No. RM02-7-000, Order No. 631, issued April 9, 2003, “Accounting, Financial Reporting, and Rate Filing Requirements for Asset Retirement Obligations” (“FERC Order”), the Company records its cost of removal costs that are not AROs in the consolidated financial statements under Operating Expenses in Depreciation and Amortization on the Consolidated Statements of Earnings, and Net Utility Plant on the Consolidated Balance Sheets as part of Accumulated Depreciation. Paragraph 36 of the FERC Order states, in part, “Under the existing requirements of the Uniform Systems of Accounts removal costs that are not asset retirement obligations are included as a component of the depreciation expense and recorded in accumulated depreciation.”

As a FERC-regulated entity, the Registrant complies with FERC regulations regarding regulatory asset accounting and proposes to continue reporting its cost of removal costs that are not AROs in Accumulated Depreciation.

2.	Note 3: Long-Term Debt, Credit Arrangements, Leases and Guarantees, page 62 Credit Arrangements, page 65

2.	We have read your response to comment 4 in our letter dated November 6, 2012. You state the asset manager holds title to and risk of loss of the inventory held at the storage facility until it is delivered to you, and accordingly, it is unclear why your continued recognition of that inventory is appropriate. Please revise or explain the GAAP basis for your continued recognition of inventory held by the asset manager.

Response #2:

Although title to the gas inventory is held by the asset manager until delivered in compliance with FERC regulations, the Company has the legal obligation to purchase

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

December 21, 2012

the entire inventory and retains the risk associated with the recovery of the cost of this inventory from its customers through rates approved by regulatory commissions. As such, that obligation is currently recorded in “Energy Supply Contract Obligations” on the balance sheet with the corresponding asset recorded in “Gas Inventory” as injections and withdrawals occur. This asset reflects the Company’s contractual rights to the natural gas inventory. The Company has determined that it has a legal interest in this contractual obligation and therefore the Registrant has concluded that including these assets and liabilities on the balance sheet is appropriate. The Registrant submits that its presentation of the activity under this agreement results in an accurate and informative presentation to the reader of the financial statements.

3.	We have read your response to comment 4 in our letter dated November 6, 2012. We are reissuing the component of our comment pertaining to your assessment of the purchase obligation included in the asset management agreement for derivative accounting considerations. Please explain in greater detail, but do not limit your assessment of the purchase obligation included in the asset management agreement for derivative accounting considerations, to address the following additional questions:

•

You state the agreement does not contain a notional amount as the inventory amounts injected and withdrawn are not set and vary over the course of the agreement. Additionally, you state you direct the asset manager to make injections and withdrawals and deliveries of gas to you, and you are responsible for paying the asset manager for the balance of any unutilized volumes still in storage at the end of the term of the agreement. As such, please explain why the purchase obligation embedded within the contract does not contain a notional for separate evaluation, as it appears that the volume of inventory required to be repurchased at the end of the contract is known by you as of a given point in time.

•

You state the agreement cannot be net settled. As the purchase obligation is for the delivery of natural gas, please explain your consideration of why the purchase obligation included in the contract does not meet the criteria for net settlement through a market mechanism or is not readily convertible to cash. Refer to ASC 815-10-15-109A through ASC 815-10-15-139.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

December 21, 2012

Response #3:

Notional

The volume of inventory to be repurchased at the end of the contract is only known at the end of the contract (i.e. withdrawals during the delivery period vary based on the Registrant’s customers’ daily usage of natural gas). ASC 815-10-15-92 states “a notional is a number of currency units, shares, bushels, pounds, or other units specified in the contract.” The number of units to be repurchased at the end of the contract is contingent on the inventory balance, if any, on the last day of the contract which is not known to the Registrant during the period of activity of the contract. Accordingly, the Registrant has determined that the purchase obligation embedded within the contract does not contain a notional amount as defined in ASC 815-10-15-92.

Net Settlement

The asset management agreement is a structured transaction that contains unique rights and obligations that preclude its purchase and sale over an exchange or other liquid market mechanism. The transaction itself is a management arrangement, used by many gas distribution utilities, that provides the manager the right to utilize the released pipeline and storage assets as desired when the assets are not needed to meet physical delivery obligations to the Company in exchange for a management utilization fee. In the absence of the asset management agreement, the Company would utilize the assets directly resulting in the same financial outcome, but without the benefit of the management utilization fee. The asset management agreement precludes the early termination of the Registrant’s rights and obligations without an event of default or the express written consent of the parties.

ASC 815-10-15-111(a) states “A market mechanism is a means to realize the net gain or loss under a particular contract through a net payment.” The Registrant notes that the deliveries associated with the asset management agreement do not result in a gain or loss for the Registrant. Injections to the inventory are recorded at cost. The inventory in storage is valued by the Registrant using the weighted average cost method and withdrawals from the inventory are recorded using that weighted average cost. Accordingly, the purchase of deliveries and the ending balance do not meet the criteria for net settlement through a market mechanism. In addition, absent an event of default or the express written consent of the parties, the asset management agreement precludes the conversion of the asset management agreement to cash.

Because the agreement does not have a notional amount and cannot be net settled, the Registrant has concluded that the purchase obligation embedded within the contract does not meet the criteria of a derivative instrument. Additionally, the agreement is for normal purchases of natural gas and is intended to provide the Company with physical deliveries sufficient to meet the needs of its retail customers in accordance with its regulatory obligations as a gas utility. As a result, the Company submits that the agreement is related to nonfinancial instruments expected to be used or sold by the Company over a reasonable period in the normal course of business, and as such, falls under the scope exception for normal purchases and sales instruments, as described in FASB ASC 815-10-15-22 through FASB ASC 815-10-15-26.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

December 21, 2012

In addition, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses or require further information or clarification, please direct them to Mark H. Collin, Senior Vice President, Chief Financial Officer & Treasurer, at (603) 773-6612, or Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510.

Very truly yours,	Very truly yours,

/s/ Mark H. Collin	/s/ Laurence M. Brock

Mark H. Collin	Laurence M. Brock
Senior Vice President,	Controller & Chief Accounting Officer
Chief Financial Officer & Treasurer